UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Commission File Number 001-37518

Benitec Biopharma Limited

(Translation of registrant’s name into English)

Suite 1201, 99 Mount Street, North Sydney NSW 2060 AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Benitec Biopharma Limited

Date: May 1, 2018	By:	/s/ GREG WEST
	Name:	Greg West
	Title:	Company Secretary

This report on Form 6-K is incorporated by reference in the Registration Statement on Form F-3 of Benitec Biopharma Limited (No. 333-218400) filed with the U.S. Securities and Exchange Commission (“SEC”) on June 1, 2017, and shall be deemed to be a part thereof from the date on which this report is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished. It contains as exhibits the following documents:

EXHIBIT INDEX

Exhibit Number	Description

99.1	Subscription Agreement dated as of April 27, 2018